Exhibit 22.1

Guarantor Subsidiaries of BigBear.ai Holdings, Inc.

Set forth is a list of the guarantor subsidiaries of BigBear.ai Holdings, Inc. as of June 6, 2022 and their respective jurisdictions of organization.

Name	Jurisdiction of Formation
BigBear.ai Intermediate Holdings, LLC	Delaware
BigBear.ai, LLC	Delaware
NuWave Solutions, L.L.C.	Maryland
PCI Strategic Management, LLC	Maryland
ProModel Government Solutions, Inc.	Utah
Open Solutions Group, LLC	Virginia
ProModel Corporation	Pennsylvania